FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]       Form 40-F  [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]      No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of the press release issued by TOP Tankers Inc. (the "Company") on November 10, 2005 announcing its third quarter 2005 earnings.

Exhibit 1
---------

NEWS RELEASE for November 10, 2005

Contact: Michael Mason (investors)          Stamatis Tsantanis, CFO
         Allen & Caron Inc                  TOP Tankers Inc
         212 691 8087                       011 30 210 697 8199
         michaelm@allencaron.com            snt@toptankers.com


               TOP TANKERS REPORTS FINANCIAL RESULTS FOR THE THIRD
                    QUARTER AND THE NINE-MONTH PERIOD OF 2005

ATHENS, GREECE (November 10, 2005) ... TOP Tankers Inc (NasdaqNM:TOPT) today announced operating results for the third quarter ended September 30, 2005.

For the three months ended September 30, 2005, the Company reported net income of $7,921,000, or $0.28 per share, compared with net income of $6,500,000, or $0.42 per share, for the third quarter of 2004. The weighted average number of basic and diluted shares used in the computations was 28,020,990 and 15,342,390 for the third quarter of 2005 and 2004 respectively. For the three months ended September 30, 2005, operating income was $13,670,000, compared with $7,881,000 for the third quarter of 2004. EBITDA(1) for the third quarter of 2005 was $28,324,000, compared with $11,792,000 for previous year's third quarter. Voyage revenues for the third quarter of 2005 were $50,003,000, compared to $20,896,000 recorded in the third quarter of the previous year.

----------
1 Please read later in this press release for a reconciliation of EBITDA to net income.


For the nine months ended September 30, 2005, the Company reported net income of $40,594,000, or $1.45 per share, compared to $13,453,000, or $1.47 per share, for the nine months ended September 30, 2004. The weighted average number of basic and diluted shares used in the computations was 27,895,019 and 9,136,861 for the first nine months of 2005 and 2004 respectively. For the nine-month period ended September 30, 2005, operating income was $53,845,000, compared with $15,965,000 for the same period last year. EBITDA for the nine-month period ended September 30, 2005 was $91,171,000, compared to $23,827,000 for the same period last year. Voyage revenues for the nine-month period ended September 30, 2005, were $153,623,000, compared to $46,052,000 recorded in the same period last year.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Tankers Inc, commented, "During the third quarter of 2005, we established the foundations to further expand our managed fleet and become one of the world's largest operators of double-hull Suezmax and Handymax tankers. Upon delivery of the final Suezmax tanker in early December, we will have organically grown the number of vessels under our management by nine tankers in 2005, to a total of 27 vessels.

In addition to the significant fleet growth, the Company has paid a total of $1.09 per share of cash dividends so far in 2005, while maintaining conservative leverage levels of 53%."

TOP TANKERS REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER

The following key indicators serve to highlight changes in the Company's fleet financial performance during the third quarter and nine-month periods ended September 30, 2004 and 2005:

                                                                              Suezmax Fleet
                                                    Three Months Ended September 30,  Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)                2004        2005     Change        2004       2005     Change
                                                         ----        ----     ------        ----       ----     ------
Total available ship days                                 199         828     316.1%         399      2,035     410.0%
Total operating days                                      184         729     296.2%         376      1,828     386.2%
Utilization                                              92.5%       88.0%     -4.8%        94.2%      89.8%     -4.7%

Average Suezmax TCE                                    44,310      27,075     -38.9%      40,814     35,928     -12.0%

Vessel operating expenses per ship per day              5,658       7,743      36.8%       6,055      7,570      25.0%

                                                                              Handymax Fleet
                                                    Three Months Ended September 30,  Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)                2004        2005     Change        2004       2005     Change
                                                         ----        ----     ------        ----       ----     ------

Total available ship days                                 491       1,209     146.2%         855      3,356     292.5%
Total operating days                                      455       1,142     151.0%         819      3,190     289.5%
Utilization                                              92.7%       94.5%      1.9%        95.8%      95.1%     -0.8%

Average Handymax TCE                                   15,541      18,369      18.2%      14,581     19,697      35.1%

Vessel operating expenses per ship per day              3,919       4,875      24.4%       4,142      4,992      20.5%

                                                                               Total Fleet
                                                    Three Months Ended September 30,  Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)                2004        2005     Change        2004       2005     Change
                                                         ----        ----     ------        ----       ----     ------

Net voyage revenues(2)                                 17,244      41,126     138.5%      35,920    130,272     262.7%

Total available ship days                                 960       2,111     119.9%       2,070      5,646     172.8%
Total operating days                                      817       1,945     138.1%       1,908      5,262     175.8%
Utilization                                              85.1%       92.1%      8.3%        92.2%      93.2%      1.1%

Average Fleet TCE(2)                                   21,106      21,144       0.2%      18,826     24,757      31.5%

Vessel operating expenses per ship per day              4,447       5,932      33.4%       4,640      5,828      25.6%
General and administrative expenses per
ship per day                                            1,460      4,141*     183.6%       1,345     2,612*      94.2%

----------
* The daily General and Administrative expenses include approximately $2,900 for the  3-month  period and $1,160 for the 9-month  period of  non-cash  restricted stock expense,  convertible  offering expense write-off and general compensation provision.

2 Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating
     TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

Fleet Report

As of September 30, 2005, the Company's fleet size was 22 vessels (including the 5 vessels that were sold and leased back), or 2.0 million dwt, compared with 16 vessels, or 1.1 million dwt on September 30, 2004.

On July 13, 2005, the Company sold the M/T Fearless to a third party. The gain of $ 10.0 million was recognized in the third quarter of 2005.

On August 3, 2005, the Company sold and leased-back the Handymax tankers M/T Restless and M/T Sovereign for a period of seven years. The lease is a bareboat charter, with TOP Tankers performing the operational and commercial management of the vessels. The Company generated a gain of $7.0 million, which was amortized over the seven year lease period. The bareboat charter rate is $11,600 per ship per day and both vessels will continue their time charter contracts with Vitol and Glencore for their remaining period of two and four years, respectively. This sale and leaseback qualifies as an operating lease under U.S. GAAP.

On September 14, 2005, the Company sold and leased-back the Handymax tankers M/T Invincible, M/T Victorious and M/T Relentless for a period of seven years. The lease is a bareboat charter, with TOP Tankers performing the operational and commercial management of the vessels. The Company generated a gain of $10.0 million, which was amortized over the seven year lease period. The bareboat charter rate is $11,500 per ship per day and vessels will continue their time charter contracts with Glencore for their remaining period of four years. This sale and leaseback qualifies as an operating lease under the U.S. GAAP.

Upon delivery of all acquisitions announced in September and October 2005, the Company's fleet under management will be 27 double-hull tankers, consisting of 13 Suezmaxes and 14 Handymaxes, with a total carrying capacity of approximately
2.6 million dwt.

Fleet Deployment

During the third quarter of 2005, the Company had approximately 81% of the fleet's net operating days on long-term employment contracts, and all profit-sharing contracts generated profits above the base rate. The average daily Suezmax rate for the third quarter of 2005 was $27,075 and the average daily Handymax rate for the same period was $18,369.

For the fourth quarter of 2005, the Company has secured 55% of its Suezmax spot days at an average of $52,500 per day, and the overall Suezmax average rate is approximately $42,500 to the date of the announcement, including profit-sharing allocation and straight time charters. The average rate for the Handymax tankers in the fourth quarter is approximately $23,000 per day, including profit-sharing allocation.

The Company has secured approximately 66% of the estimated operating days for 2006 under long-term employment contracts. At the same time, the nine Suezmaxes operating in the spot market, together with the profit sharing component of the time charter contracts, expose approximately 64% of the Company's estimated operating days for 2006 to potentially higher spot rates.

All of the Company's profit-sharing contracts settle on a quarterly basis and the potentially generated profit is presented in the financial statements for the corresponding period. Each settlement is full and final (except for voyages in progress and demurrage), and is not affected by the average rates of future periods.

The following table presents the Company's fleet list after the two remaining deliveries and the employment agreements:

                                   Year                                   Daily          Profit Sharing
                          Dwt     Built     Charter Type    Expiry       Base Rate     Above Base Rate (2005)
                          ---     -----     ------------    ------       ---------     ----------------------
13 Suezmax Tankers
Timeless..............   154,970    1991    Time Charter     Q2/2007      $28,000       100% first $7,000 + 50% thereafter
Flawless..............   154,970    1991    Time Charter     Q2/2007      $28,000       100% first $7,000 + 50% thereafter
Stopless..............   154,970    1991    Time Charter     Q2/2007      $28,000       100% first $7,000 + 50% thereafter
Faultless.............   154,970    1992    Time Charter     Q2/2010      $37,000(1)                          None
Priceless.............   154,970    1991        Spot
Noiseless.............   149,554    1992        Spot
Stainless.............   149,599    1992        Spot
Endless...............   135,915    1992        Spot
Limitless.............   136,055    1993        Spot
Errorless(A)..........   147,048    1993        Spot
Edgeless(B)...........   147,048    1994        Spot
Ellen P...............   146,268    1996        Spot
Stormless.............   150,038    1993        Spot

14 Handymax Tankers
Victorious(C).........    47,084    1991    Time Charter     Q3/2009     $14,500(2)        100% first $500 + 50% thereafter
Sovereign(C)..........    47,084    1992    Time Charter     Q3/2009     $14,500(2)        100% first $500 + 50% thereafter
Invincible(C).........    47,084    1992    Time Charter     Q3/2009     $14,500(2)        100% first $500 + 50% thereafter
Relentless(C).........    47,084    1992    Time Charter     Q3/2009     $14,500(2)        100% first $500 + 50% thereafter
Vanguard..............    47,084    1992    Time Charter     Q1/2007     $14,250(3)        100% first $250 + 50% thereafter
Restless(C)...........    47,084    1991    Time Charter     Q1/2007     $14,250(3)        100% first $250 + 50% thereafter
Spotless..............    47,094    1991    Time Charter     Q1/2007     $14,250(3)        100% first $250 + 50% thereafter
Doubtless.............    47,076    1991    Time Charter     Q1/2007     $14,250(3)        100% first $250 + 50% thereafter
Faithful..............    45,720    1992    Time Charter     Q1/2007     $14,250(3)        100% first $250 + 50% thereafter
Topless...............    47,262    1998    Time Charter     Q2/2010     $17,000(4)          30% above base rate
Taintless.............    46,217    1999    Time Charter     Q1/2010     $17,000(4)          30% above base rate
Dauntless.............    46,168    1999    Time Charter     Q1/2010     $17,000(4)          30% above base rate
Soundless.............    46,185    1999    Time Charter     Q2/2010     $17,000(4)          30% above base rate
Ioannis P.............    46,346    2003    Time Charter     Q3/2010     $18,000(5)          35% above base rate

Total Tanker DWT       2,590,881

----------
A.   Expected delivery around November 17, 2005
B.   Expected delivery early December 2005
C.   Vessels sold and leased back for a period of 7 years.

1. Base rate will change to $36,000 in the third year of the contract and $35,000 in the fourth year until expiration.
2. Base rate will change to $14,000 in the third year of the contract until expiration.
3. Base rate will change to $13,250 from 1/1/2006 until expiration of the contracts, with 100% profit sharing participation in the first $1,250 above base rate and 50% thereafter.
4. Base rate will change to $16,250 in the second year of the contract until expiration, with 100% profit sharing participation in the first $1,000 above base rate and 50% thereafter.
5. Profit sharing will change in the second year of the contract until expiration to 100% profit sharing participation in the first $1,000 above base rate and 50% thereafter.

Credit Facility

As of September 30, 2005, TOP Tankers had total indebtedness of $394.0 million, provided by the Royal Bank of Scotland (RBS) and DVB Bank, maturing in 2013 and 2012, respectively.

In October 2005, the Company refinanced $196.0 million of its term credit facility with RBS for a period of seven years and entered into a revolving credit facility of up to $350.0 million for a period of 10 years. Approximately $172.0 million out of the total $350.0 million is currently available for further acquisitions. The average spread with RBS was reduced from 100 basis points to 86.5 basis points. The Company also refinanced its swap agreements with RBS, and the loan amounts hedged by interest rate swaps are $100.5 million at a rate of 4.63% and $36.6 million at a rate of 4.66%, for a period of 5 years and 4 years, respectively.

In November 2005, the Company entered into a $154.0 million credit facility with HSH Nordbank to partly finance the acquisition of four Suezmax tankers. The facility will mature in 2013 and the average spread will be 85 basis points above LIBOR.

On September 30, 2005, the Company's ratio of indebtedness to total capital was approximately 53%.

Dividend

During the third quarter of 2005, the Company paid its third quarterly cash dividend of $0.21 per share and a special cash dividend of $0.25 per share on July 20 and July 27, respectively. On October 25, 2005, the Company paid its fourth quarterly dividend of $0.21 per share to shareholders of record as of October 14, 2005.

Conference Call and Webcast

TOP Tankers' management team will host a conference call on November 10, 2005, at 11:00 AM EST. Participants should dial into the call 10 - 15 minutes before the scheduled time using the following numbers: 877 407 8035 (from the US and Canada) or +1 201 689 8035 (from outside the US and Canada). A live webcast of the conference call will also be accessible via the Internet at www.toptankers.com, or by going to www.vcall.com.

A telephonic replay of the conference call will be available by dialing 877 660 6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada); enter account number 286 and conference ID number 174572. An online archive will also be available immediately following the call at the sites noted above. Both are available through November 16, 2005.

About TOP Tankers Inc

TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. Upon delivery of two Suezmax tankers, the Company will operate a fleet of 27 tankers. The fleet under management will consist of 13 double-hull Suezmax tankers and 14 double-hull Handymax tankers, with a total carrying capacity of approximately 2.6 million dwt of which 88.8 percent are sister ships. Eighteen of the Company's 27 tankers are on time charter contracts with an average term of over three years with all but one of the time charters including profit sharing agreements.

Forward Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.


      TOP TANKERS INC.

      CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
      (Expressed in thousands of U.S. Dollars - except for share and per share data)


                                                            Three Months Ended               Nine Months Ended
                                                              September 30,                    September 30,
                                                       -----------------------------     --------------------------
                                                          2004             2005            2004           2005
                                                       -----------      ------------     ----------    ------------
      REVENUES:
      Voyage revenues                                      20,896            50,003         46,052         153,623
      EXPENSES:
           Voyage expenses                                  3,652             8,877         10,132          23,351
           Vessel operating expenses                        4,269            14,421          9,605          34,803
           Depreciation and amortization                    3,911            14,634          7,802          37,274
           General and administrative expenses              1,402             5,499          2,784          11,505
           Stock-based compensation                             -             3,243              -           3,243
           Amortization on deferred gain on sale
           of vessels                                           -             (225)              -           (225)
           (Gain) on sale of vessels                         (237)          (10,115)          (237)       (10,115)
           Foreign currency (gains) / losses, net              18               (1)              1            (58)
                                                       -----------      ------------     ----------    ------------
           Operating income                                 7,881            13,670         15,965         53,845
                                                       -----------      ------------     ----------    ------------

      OTHER INCOME (EXPENSES):
           Interest and finance costs                      (1,504)           (6,280)        (2,696)        (14,684)
           Interest income                                    123               511            124           1,381
           Other, net                                           -                20             60              52
                                                       -----------      ------------     ----------    ------------
           Total other expenses, net                       (1,381)           (5,749)        (2,512)        (13,251)
                                                       -----------      ------------     ----------    ------------
      Net Income                                            6,500             7,921         13,453          40,594
                                                       ===========      ============     ==========    ============

      Earnings per share, basic and diluted
      - Vested shares                                        0.42              0.28           1.47            1.45
                                                       ===========      ============     ==========    ============
      - Non-vested shares                                                      0.28                           1.24
                                                                        ============                   ============

      EBITDA RECONCILIATION(3)
                                                           Three Months Ended                Nine Months Ended
      (Expressed in Thousands of U.S Dollars)                 September 30,                    September 30,
                                                       ----------------------------      --------------------------
                                                          2004             2005            2004           2005
                                                       -----------      -----------      ----------    ------------

      EBITDA                                               11,792            28,324         23,827         91,171
      DEPRECIATION AND AMORTIZATION                        (3,911)          (14,634)        (7,802)       (37,274)
      INTEREST AND FINANCE COSTS, NET                      (1,381)           (5,769)        (2,572)       (13,303)
                                                       -----------      -----------      ----------    ------------
      NET INCOME                                            6,500             7,921         13,453         40,594
                                                       ===========      ===========      ==========    ============

----------
3    EBITDA  represents  earnings  before  interest,   taxes,  depreciation  and
     amortization.  EBITDA does not represent and should not be considered as an alternative  to net income or cash flow from  operations,  as determined by
     GAAP, and our  calculation of EBITDA may not be comparable to that reported by other companies.  EBITDA is included in this press release because it is a basis upon which we assess our liquidity  position and because we believe that it presents useful  information to investors  regarding our ability to service and/or incur indebtedness.




TOP TANKERS INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                 December 31,     September 30,
                                                     2004             2005
                                                  -------------    -------------
                                                                   (Unaudited)
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                          114,768          110,842
   Other current assets                                26,283           23,706
                                                 -------------    --------------
     Total current assets                              141,051          134,548

ADVANCES FOR VESSELS ACQUISITIONS                       25,650           10,875
VESSELS, NET                                           355,997          610,596
OTHER NON-CURRENT ASSETS                                17,188           19,026

                                                 -------------    --------------
     Total assets                                      539,886          775,045
                                                 =============    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt                    19,540           55,235
   Dividends payable                                     5,845                -
   Deferred income, current portion                          -            2,827
   Other current liabilities                            17,178           19,761
                                                 -------------    --------------
         Total current liabilities                      42,563           77,823

FINANCIAL INSTRUMENTS                                      248              585

LONG-TERM DEBT, net of current portion                 175,266          334,853

DEFERRED INCOME, net of current portion                      -           15,237

STOCKHOLDERS' EQUITY                                   321,809          346,547

                                                 -------------    --------------
     Total liabilities and stockholders'equity         539,886          775,045
                                                 =============    ==============


TOP TANKERS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Expressed in thousands of U.S. Dollars)

                                                                    Nine Months Ended September 30,
                                                                   -----------------------------------
                                                                        2004                2005
                                                                   ----------------    ---------------
Cash Flows from (used in) Operating Activities:
   Net income                                                               13,453             40,594
   Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                                             8,211             38,384
   Amortization of deferred income                                               -               (267)
   Gain on sale of vessels                                                    (237)           (10,115)
   Change in operating assets and liabilities                               (2,164)             5,161
   Payments for dry-docking                                                 (2,819)            (6,351)
                                                                   ----------------    ---------------
Net Cash from Operating Activities                                          16,444             67,406
                                                                   ................    ...............

Cash Flows from (used in) Investing Activities:
      Advances for vessels acquisitions                                          -            (10,875)
      Acquisition of vessels                                              (327,629)          (387,319)
      Net proceeds from sale of vessels                                      3,728            153,085
      Other                                                                      8               (200)
                                                                   ----------------    ---------------
Net Cash used in Investing Activities                                     (323,893)          (245,309)
                                                                   ................    ...............

Cash Flows from (used in) Financing Activities:
      Proceeds from long-term debt                                         253,701            284,294
      Payments of long-term debt                                           (73,736)           (87,256)
      Swap termination proceeds                                                  -              1,170
      Issuance of common stock, net of related
      expenses and capital contributions                                   141,640                  -
      Issuance of restricted shares                                              -              3,242
      Payment of financing costs                                            (2,715)            (2,866)
      Dividends paid                                                        (2,318)           (24,607)
                                                                   ----------------    ---------------
Net Cash from Financing Activities                                         316,572            173,977
                                                                   ................    ...............

Net increase (decrease) in cash and cash equivalents                         9,123             (3,926)
Cash and cash equivalents at beginning of period                             2,343            114,768
                                                                   ----------------    ---------------
Cash and cash equivalents at end of period                                  11,466            110,842
                                                                   ================    ===============

SUPPLEMENTAL CASH FLOW INFORMATION
      Interest paid                                                          2,201             13,200
                                                                   ================    ===============


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TOP TANKERS INC.
                                  (registrant)


Dated:  November 10, 2005                   By: /s/ Stamatis N. Tsantanis
                                                -------------------------------
                                                    Stamatis N. Tsantanis
                                                    Chief Financial Officer







23116.0001 #617134